Exhibit 99.1

Videocon d2h Limited

Quarter Ended December 31, 2015

Earnings Release

Subscription and activation revenue grew 26.0% year on year to INR 6.65 billion

Adjusted EBITDA1 grew 42.2% year on year to INR 2.01 billion

Gross subscriber base stands at 14.95 million and net subscriber base at 11.27 million

Mumbai, January 27, 2016 – Videocon d2h Limited (NASDAQ: VDTH), India’s fastest growing pay TV company2 (“Videocon d2h” or the “Company”) announced its financial results for the quarter ended December 31, 2015.

Highlights for the quarter ended December 31, 2015:

•	Subscription and activation revenue grew 26.0% year on year to INR 6.65 billion;

•	Revenue from operations grew 21.6% year on year to INR 7.31 billion;

•	Adjusted EBITDA grew 42.2% year on year to INR 2.01 billion;

•	Adjusted EBITDA margin expanded by 390 basis points year on year to 27.4%;

•	ARPU[3] grew 8.2% year on year to INR 211;

•	Gross and net subscribers increased by 0.67 million and 0.43 million subscribers during the quarter, respectively;

•	Closing gross subscribers at 14.95 million and net subscribers base at 11.27 million; and

•	Churn came in at 0.73% per month

In the third quarter, Videocon d2h continued to successfully seize the Indian digital pay TV opportunity, delivering superior content, strong high definition offerings and superior customer service to around 15 million subscribers. As the fast-growing Indian economy creates new pay TV households, the company believes direct to home (DTH) services are increasing their market share in this potential 100 million plus pay TV subscriber market. Videocon d2h’s strategy is focused on driving revenue and EBITDA growth while investing in building a durable foundation for strong long term, profitable growth.

Management’s success in building a pan-India distribution channel, strong customer value proposition, superior service orientation, strong brand presence - and track record of introducing leading technology and innovative product and service offerings - highlight its commitment to long term market leadership.

Commenting on the results, Mr. Dhoot said “I am delighted the company reported EBITDA growth of over 42% in the quarter compared to last year. This is a result of strong subscriber and ARPU growth and our continued focus on margin improvement, in line with our expectations. We believe we are amongst the fastest growing media companies in the world delivering exceptional performance quarter after quarter.

During the quarter, we continued to strengthen our content offering and added new channels on our platform. We recently added two transponders ahead of schedule. This further strengthens our content offering, which is one of our key competitive advantages. With this additional bandwidth we will continue to add more regional and HD channels to our platform in times to come.”

[1]	Adjusted EBITDA is calculated after accounting for impact of Employee Stock Option Plan 2014 (“ESOP 2014”) which amounted to Rs29.44 million for the third quarter of fiscal year 2016.
[2]	In terms of share of gross subscriber additions in the past four years as per MPA 2014 report
[3]	Average Revenue Per User (“ARPU”) is calculated after adding back distribution margin of approximately 5%

Speaking on the Phase III digitization implementation, Mr. Anil Khera, CEO of Videocon d2h, said “Phase III digitalization has begun. The Ministry of Information & Broadcasting maintained their deadline and instructed broadcasters to switch off analog signals in Phase III digitization areas. In the first few days of January 2016, we saw strong pick up in subscriber additions in cities that come under Phase III digitization. Recently, a few state high courts issued a stay order on implementation of Phase III digitization for 1-3 months. This was in line with our expectations of the digitization being a staggered process.

We estimate around 50 million television homes come under Phase III digitization, of which 24-25 million television homes are already on the digital platform. Thus, the target market under Phase III digitization is the remaining 25-26 million television homes that are currently on analog cable.”

Financial Summary (Unaudited)

(In INR million, unless otherwise indicated)

	Q3FY15	Q3FY16	% growth	9MFY15	9MFY16	% growth
Key financial metrics
Revenue from operations	6,015	7,315	21.6%	17,124	20,844	21.7%
Subscription and activation revenue	5,279	6,650	26.0%	14,797	19,012	28.5%
Adjusted EBITDA (1)	1,411	2,007	42.2%	4,339	5,822	34.2%
Adjusted EBITDA margin (%)	23.5%	27.4%		25.3%	27.9%
Net loss	-798	-220	72.4%	-1,969	-710	63.9%
Content cost (% of revenue)	38.3%	38.5%		35.4%	37.9%
Key operating metrics
Gross subscribers (million)	12.47	14.95	19.8%	12.47	14.95	19.8%
Net subscribers (million)	9.82	11.27	14.8%	9.82	11.27	14.8%
ARPU (Rs)	195	211	8.2%	193	207	7.3%
Churn (%)	1.02%	0.73%		0.78%	0.80%

(1)	Adjusted EBITDA is calculated after accounting for impact of the Videocon d2h ESOP Plan 2014 which amounted to Rs. 29.44 million for the third quarter of fiscal year 2016.

The Company achieved strong subscription and activation revenue growth of 26.0% year on year to INR 6.65 billion in the third quarter of the current fiscal year (fiscal year 2016) as compared to INR 5.28 billion in the third quarter of the 2015 fiscal year, primarily as a result of higher net subscribers and ARPU growth. Revenue from operations grew 21.6% year on year to INR 7.31 billion during the quarter. Subscriber acquisition costs in the form of hardware subsidies were INR 1,726 per subscriber during the third quarter of the 2016 fiscal year.

Videocon d2h achieved Adjusted EBITDA of INR 2.01 billion for the third quarter of the 2016 fiscal year compared to INR 1.41 billion for the third quarter of the 2015 fiscal year, an impressive growth of 42.2%. Adjusted EBITDA margin expanded 390 basis points year on year to 27.4% in the third quarter of the 2016 fiscal year.

Net loss for the third quarter of the 2016 fiscal year came in at INR 220 million, a 72.4% improvement over the third quarter of the 2015 fiscal year.

The Company added 0.67 million gross subscribers and 0.43 million net subscribers during the quarter. Gross subscribers totaled 14.95 million and net subscribers totaled 11.27 million as of December 31, 2015. Monthly churn came in at 0.73% for the quarter and 0.80% for the nine months ending December 31, 2015, which is marginally ahead of the company guidance.

The company had gross debt of INR 23.90 billion and total cash and short term investments of INR 8.26 billion as of December 31, 2015.

Conference call’s dial in details

The results conference call time and details are provided below.

	Call #1	Call #2
Date	January 28, 2016	January 28, 2016

Time	11:00 am India time	7:30 pm India time
	1:30pm HK time	10:00pm HK time
	5:30am UK time	2:00pm UK time
	12:30am NYC time	9:00am NYC time

Dial in details
India	+91 22 6746 5878 / +91 22 3938 1078	+91 22 6746 5878 / +91 22 3938 1078
Hong Kong	800 964 448	800 964 448
Singapore	800 101 2045	800 101 2045
USA	1866 746 2133 / +1 323 386 8721	1866 746 2133 / +1 323 386 8721
UK	808 101 1573 / +44 20347 85524	808 101 1573 / +44 20347 85524
Pin code	Not required	Not required

Playback details
Dial in	+91 22 3065 2322/ +91 22 6181 3322	+91 22 3065 2322/ +91 22 6181 3322
Playback ID	74142	74142

Forward looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

Detailed Q3FY16 financial results (unaudited) are available on the SEC web site and company web site www.ir.videocond2h.com

Investor relations contact:

Nupur Agarwal

nupur.agarwal@d2h.com

Christopher Chu

TeamVideocond2h@taylor-rafferty.com

Videocon d2h Limited

I Earning Release (Unaudited) for the nine months and quarter ended December 31, 2015

	in million except as stated
	For the quarter ended (Unaudited)			For the nine months ended (Unaudited)		Year Ended (Audited)
Particulars	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014	Mar 31, 2015

INCOME
Revenue from operations	7,314.94	6,900.78	6,015.31	20,843.54	17,124.28	23,377.08

	7,314.94	6,900.78	6,015.31	20,843.54	17,124.28	23,377.08

EXPENSE
Operating expense	4,266.24	4,021.38	3,745.66	12,078.33	10,216.23	13,853.05
Employee benefits expense	304.06	303.36	249.85	916.03	738.25	1,023.28
Administration and other expenses	177.60	197.66	151.50	521.05	434.96	688.04
Selling and distribution expenses	589.96	495.84	456.82	1,594.95	1,395.53	1,856.32
Depreciation, amortization and impairment	1,507.98	1,488.78	1,348.13	4,423.78	3,877.09	5,286.82

Total Expenses	6,845.84	6,507.02	5,951.96	19,534.14	16,662.06	22,707.51

Profit / (Loss) from operations	469.10	393.76	63.35	1,309.40	462.22	669.57
Finance (costs) / Finance Income (Net)	(797.47)	(802.03)	(1,218.85)	(2,364.70)	(3,313.37)	(4,614.22)
Other Income	9.33	6.03	0.41	27.41	0.84	0.08

Profit / (loss) before tax	(319.04)	(402.24)	(1,155.09)	(1,027.89)	(2,850.31)	(3,944.57)

Income tax expense
Current tax	—	—	—	—	—	—
Deferred tax	(98.58)	(156.36)	(357.04)	(317.61)	(881.02)	(1,217.93)

Profit / (Loss) after tax	(220.46)	(245.88)	(798.05)	(710.28)	(1,969.29)	(2,726.64)

Basic and Diluted earning per share (Not annualized*)	(0.53)*	(0.59)*	(3.01)*	(1.71)*	(7.42)*	(6.55)

Non-GAAP Measures

Earning before interest, tax and depreciation & amortization (EBITDA)

in million
	For the quarter ended (Unaudited)			For the nine months ended (Unaudited)		Year Ended (Audited)
Particulars	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014	Mar 31, 2015
Profit / (Loss) after tax	(220.46)	(245.88)	(798.05)	(710.28)	(1,969.29)	(2,726.64)
Income tax expense	(98.58)	(156.36)	(357.04)	(317.61)	(881.02)	(1,217.93)

Profit / (Loss) before tax	(319.04)	(402.24)	(1,155.09)	(1,027.89)	(2,850.30)	(3,944.57)
Finance costs / Finance Income (Net)	797.47	802.03	1,218.85	2,364.70	3,313.37	4,614.22
Other Income	(9.33)	(6.03)	(0.41)	(27.41)	(0.84)	(0.08)

Profit / (Loss) from operations	469.10	393.76	63.35	1,309.40	462.23	669.57
Depreciation, amortization and impairment	1,507.98	1,488.78	1,348.13	4,423.78	3,877.09	5,286.82

Earning before interest, tax and depreciation & amortization (EBITDA)[1]	1,977.08	1,882.54	1,411.48	5,733.18	4,339.32	5,956.39
Employee Share based compensation cost (ESOP 2014)	29.44	29.44	—	88.32	—	29.74
One time security issue expenses	—	—	—	—	—	105.43
Adjusted Earning before interest, tax and depreciation & amortization (Adjusted EBITDA) [2]	2,006.52	1,911.98	1,411.48	5,821.50	4,339.32	6,091.56

[1]	EBITDA presented in this earning release, is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate EBITDA differently from our Company, limiting their usefulness as comparative measures. We believe that EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that are excluded calculating EBITDA. We believe that EBITDA enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.
[2]	Adjusted EBIDTA is calculated after impact of ESOP Plan 2014 in quarter ended & nine months ended December 2015, quarter ended September 2015 and year ended March 2015. Also Adjusted EBIDTA for year ended March 2015 is calculated after impact of one off securities issue expenses.

II Key Matrix

	Particulars	For the quarter ended (Unaudited)			For the nine months ended (Unaudited)		Year Ended
A		Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014	Mar 31, 2015
	Gross Subscriber Base (in million nos.)	14.95	14.27	12.47	14.95	12.47	13.09
	Net Subscriber Base (in million nos.)	11.27	10.84	9.82	11.27	9.82	10.18
	Incremental Churn %	0.73%	1.19%	1.02%	0.80%	0.78%	0.80%
	ARPU - in Rs.	211	205	195	207	193	196
	Content as % of Revenue	38.5%	38.1%	38.3%	37.9%	35.4%	36.2%